UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 1

AUTOWEB, INC.

(Name of Subject Company)

AUTOWEB, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

05335B100

(CUSIP Number of Class of Securities)

Glenn E. Fuller

Executive Vice President, Chief Legal Officer and Secretary

AutoWeb, Inc.

400 North Ashley Drive, Suite 300

Tampa, Florida 33602

(949) 225-4500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Matthew B. Dubeck

Stewart L. McDowell

Gibson, Dunn & Crutcher LLP

333 S. Grand Ave

Los Angeles, California 90071

(213) 229-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 3, 2022 (together with the exhibits thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by AutoWeb, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Unity AC 1, LLC, a Delaware limited liability company (“Parent”) and Unity AC 2, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Purchaser”) to purchase all of the outstanding shares of the Company’s common stock (the “Shares”) at an offer price per Share of $0.39, net to the holder of such Share, in cash, without interest and subject to any applicable withholding taxes. The terms of the Offer are disclosed in the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on August 3, 2022, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 3, 2022 and in the related Letter of Transmittal, which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 24, 2022 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, and in accordance with the General Corporation Law of the State of Delaware, as amended, Purchaser will merge with and into the Company (the “Merger”). The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.”

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Litigation Related to the Transactions

On August 4, 2022, in connection with the Transactions, a purported individual stockholder of the Company filed a lawsuit against the Company and its board of directors (the “Board”) in the United States District Court for the Southern District of New York, captioned Stein v. AutoWeb, Inc., et al., No. 1:22-cv-06648 (“Stein”). On August 9, 2022, an additional lawsuit was filed in the United States District Court for the Southern District of New York by a purported individual stockholder of the Company against the Company and the Board, captioned Whitfield v. AutoWeb, Inc., et al., No. 1:22-cv-06793 (“Whitfield”). On August 10, 2022, two additional lawsuits were filed in the United States District Court for the Southern District of New York by purported individual stockholders of the Company against the Company and the Board, captioned Hopkins v. AutoWeb, Inc., et al., No. 1:22-cv-06799 (“Hopkins”) and Wilson v. AutoWeb, Inc., et al., No. 1:22-cv-06818 (“Wilson”). On August 11, 2022, an additional lawsuit was filed in the United States District Court for the District of Delaware by a purported individual stockholder of the Company against the Company and the Board, captioned Morgan v. AutoWeb, Inc., et al., No. 1:22-cv-01060 (“Morgan”). On August 14, 2022, two additional lawsuits were filed in the United States District Court for the Southern District of New York by purported individual stockholders of the Company against the Company and the Board, captioned Thollon v. AutoWeb, Inc., et al., No. 1:22-cv-06893 (“Thollon”) and Ryan v. AutoWeb, Inc., et al., No. 1:22-cv-06909 (“Ryan”). The Stein, Whitfield, Hopkins, Wilson, Morgan, Thollon, Ryan and any similar subsequently filed lawsuits involving the Company, the Board or any committee thereof and/or any of the Company’s directors or officers relating directly or indirectly to the Merger Agreement, the Transactions or any related transaction, are referred to as the “Stockholder Lawsuits.” In addition, on August 12, 2022, the Company received a letter from counsel for a purported stockholder of the Company demanding that the Company disclose certain additional information similar to information requested to be disclosed in the Stockholder Lawsuits (the “Demand Letter,” and together with the Stockholder Lawsuits, the “Stockholder Actions”).

Each of the Stockholder Actions generally alleges that the Company violated Sections 14(e), 14(d) and 20(a) of the Securities Exchange Act of 1934 by filing the Schedule 14D-9. The Stockholder Actions each allege that the Schedule 14D-9 is materially incomplete and misleading and seek to enjoin the Transactions until the purported deficiencies in the Schedule 14D-9 are corrected, or alternatively, monetary damages if the Transactions are consummated. The plaintiffs each also seek fees and costs incurred in bringing the Stockholder Actions. Although the Stockholder Actions request injunctive relief, none of the plaintiffs have filed a motion to enjoin the Merger at this time. The defendants deny, disagree with and intend to vigorously defend against the Stockholder Actions and any subsequently filed similar actions. If additional similar complaints are filed, absent new or different allegations that are material, the Company will not necessarily disclose such additional filings.

The Company has determined voluntarily to supplement the Schedule 14D-9 with the supplemental disclosures set forth below (the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal necessity or materiality under applicable law of the Supplemental Disclosures. To the contrary, the Company specifically denies all allegations that any of the Supplemental Disclosures, or any other additional disclosures, were or are required or material.

The Board continues to recommend that the Company’s stockholders accept the Offer and tender their Shares to Purchaser in the Offer.

Supplemental Disclosures to Schedule 14D-9

These Supplemental Disclosures should be read in conjunction with the Schedule 14D-9, which should be read in its entirety. All page references in the information below are to pages in the Schedule 14D-9. Paragraph references used herein refer to the Schedule 14D-9 before any additions or deletions resulting from the Supplemental Disclosures.

The section of the Schedule 14D-9 titled “Item 3. Past Contacts, Transaction, Negotiations and Agreements—Other Arrangements” is hereby supplemented by adding the following underlined disclosure to the section on page 11.

Except as described herein with respect to Mr. Rowe, the compensation, severance and other benefits described above are payable to AutoWeb’s directors and executive officers pursuant to agreements, compensation awards and employee compensation and benefit plans entered into, made or adopted prior to the commencement of the Special Committee’s review of Strategic Alternatives. None of such compensation, severance or other benefits were the subject of negotiation between AutoWeb or the Special Committee and Parent or any other bidders participating in the review process. The Merger Agreement provides that at the Effective Time, the directors of Purchaser will become the directors of the Surviving Corporation, so the members of the Board will cease to be directors of the Surviving Corporation as of the Effective Time and will thereafter have no further role in the management or business of the Surviving Corporation. To the best knowledge of AutoWeb, prior to the execution of the Merger Agreement none of the executive officers of AutoWeb were provided with any commitment or assurance of future employment by Parent or its affiliates after the Effective Time, and except for certain agreements described in this Schedule 14D-9 between AutoWeb and its executive officers and directors, no material employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of AutoWeb, on the one hand, and Parent, Purchaser or AutoWeb, on the other hand, exists as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of AutoWeb entering into any such agreement, arrangement or understanding.

The section of the Schedule 14D-9 titled “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger” is hereby supplemented by adding the following underlined disclosure to the second paragraph on page 13.

At a meeting on April 14, 2022, the Special Committee decided to retain Lake Street Capital Markets, LLC (“Lake Street”) as financial advisor and Gibson Dunn as legal counsel to advise the Special Committee. Lake Street was retained specifically for the Proposed Financing because of Lake Street’s specific expertise with convertible financings, and so Lake Street was not retained in respect of any other Strategic Alternatives. The Company, with the assistance of Lake Street and Gibson Dunn and oversight of the Special Committee, engaged in discussions between April 14, 2022 and May 3, 2022 with Party A regarding the terms of the Proposed Financing, as well as with CNC regarding the proposed terms of subordination of the Proposed Financing to the CNC Credit Agreement. On May 3, 2022, Party A informed Mr. Rowe that it was not in a position to fund the Proposed Financing. Because the Company did not move forward with the Proposed Financing, and because Lake Street was specifically retained to advise the Special Committee regarding the Proposed Financing, Lake Street did not advise the Special Committee after this time.

The section of the Schedule 14D-9 titled “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger” is hereby supplemented by adding the following underlined disclosure to the final paragraph starting on page 14.

The Special Committee held a meeting on May 23, 2022, which members of the Company’s senior management and representatives of Houlihan Lokey and Gibson Dunn also attended. Houlihan Lokey outlined to the Special Committee a proposed process for engaging with potential buyers or investors. At the direction of the Special Committee, Houlihan Lokey began discussions with potential buyers or investors who reached out to the Company following the filing of the Q1 10Q. On May 23, 2022, at the direction of the Special Committee, Houlihan Lokey began a formal outreach process pursuant to which it eventually contacted 153 parties. Parties who executed a non-disclosure agreement (“NDA”) in customary form, including customary confidentiality, non-use, nonsolicitation and standstill provisions, received a confidential information memorandum regarding the Company beginning on May 25, 2022 and received access to an online data room beginning on May 27, 2022. The standstill provisions of some these NDAs also included a “don’t ask, don’t waive” provision, which in some cases automatically expired upon the execution of the Merger Agreement. In addition, the Board released the standstill provisions in all NDAs, including those with “don’t ask, don’t waive” provisions, in connection with the approval of the Merger Agreement to the extent necessary to permit such person to make an unsolicited Acquisition Proposal (as defined in the Merger Agreement). On May 26, 2022, Houlihan Lokey provided process update materials to the members of the Special Committee regarding the outreach process. On May 31, 2022, Houlihan Lokey sent a bid process letter to parties who expressed continued interest in a transaction with the Company as of such date, requesting indications of interest on June 14, 2022. The Special Committee held meetings on June 1, 2022, which members of the Company’s senior management and representatives of Houlihan Lokey and Gibson Dunn also attended. At these meetings, Houlihan Lokey provided updates on the process to the Special Committee. As of June 16, 2022, Houlihan Lokey had contacted 148 parties, 48 parties had executed NDAs, Houlihan Lokey had sent bid process letters to 46 parties and three parties had submitted an indication of interest. On June 7 and June 14, 2022, Houlihan Lokey provided process update materials to the members of the Special Committee regarding the outreach process. As Houlihan Lokey was conducting the process for engaging with potential buyers or investors at the direction of the Special Committee, the Company was continuing to evaluate its financial condition and liquidity, as well as evaluating the potential risks or benefits of filing for bankruptcy. On or about June 10, 2022, the Company’s management had come to the conclusion that it would cease to have sufficient liquidity to continue operations on or about mid-August, 2022. On or about June 10, 2022, the Special Committee determined, with management input, that if the Company were unable to complete a transaction prior to mid-to-late August 2022 and absent bridge financing, the Company would have to consider liquidating pursuant to Chapter 7 of the U.S. Bankruptcy Code, which would likely result in no value being available for the Company’s stockholders.

The section of the Schedule 14D-9 titled “Item 4. The Solicitation or Recommendation—Opinion of Financial Advisors to the AutoWeb Special Committee—Financial Analyses” is hereby supplemented by adding the following underlined disclosure to and deleting the text that is struck through from the first paragraph on page 30.

Overview. Company management advised Houlihan Lokey that the Prior Projections, which assumed the Company would be able to obtain financing on terms satisfactory to the Company and in an amount sufficient to fund the Company’s operations, were no longer relevant, given the Company’s current financial condition and prospects, including, without limitation, the Company’s inability to obtain financing and the suspension of its CarZeus business. As a result of the fact that long-term financial forecasts reflecting the best currently available estimates and judgments of Company management with respect to the future financial performance of the Company were not available, Houlihan Lokey, in reaching its conclusions in the opinion, ~~Houlihan Lokey~~ did not perform a discounted cash flow analysis. In addition, because of the Company’s financial and operational distress and severe liquidity issues, as reflected by the Cash Flow Projections, Houlihan Lokey did not rely upon a review of companies with publicly traded equity securities that Houlihan Lokey deemed relevant or a review of the publicly available financial terms of business combination transactions~~, as those analyses were not deemed relevant~~. Those analyses were not deemed relevant, because they assume the company being evaluated will continue as a going concern.

The section of the Schedule 14D-9 titled “Item 4. The Solicitation or Recommendation—Opinion of Financial Advisors to the AutoWeb Special Committee—Financial Analyses” is hereby supplemented by adding the following underlined disclosure to the third paragraph on page 30.

Houlihan Lokey also performed an illustrative sensitivity analysis of the Liquidation Analysis, which assumed that (i) the Company’s accounts receivable could be recovered at a rate ranging from 50% to 90% of the amount set forth on the Company’s June 30, 2022 balance sheet (rather than 50% to 85% of the amount set forth on the Company’s June 30, 2022 balance sheet, as reflected in the Liquidation Analysis), taking into account Houlihan Lokey’s experience and professional judgment and the range of recovery reflected in the Liquidation Analysis, and (ii) the Company’s various brands and website domains could be liquidated for approximately $2.5 million to $8.8 million (rather than $2.0 million to $4.0 million as reflected in the Liquidation Analysis). For purposes of this illustrative sensitivity analysis of the Company’s various brands and website domains, Houlihan Lokey, taking into account its experience and professional judgment, reviewed a proposal received by the Company from Party B for the purchase of a subset of the Company’s assets, including domain names, for approximately $8.8 million, secondary market information and, with respect to the Company’s 13 primary .com domain names, a review of the publicly available sale prices of 244 .com domain names, summarized below:

The section of the Schedule 14D-9 titled “Item 8. Additional Information—Legal Proceedings” on page 32 is hereby amended and supplemented by replacing the text therein with the first two paragraphs above under “Litigation Related to the Transactions.”

The section of the Schedule 14D-9 titled “Item 8. Additional Information” is hereby supplemented by adding the following disclosure following the section of the Schedule 14D-9 titled “Item 8. Additional Information—Legal Proceedings” on page 32.

Certain Unaudited Prospective Information

The Company does not as a matter of course publicly disclose long-term forecasts or projections as to future performance, cash flow, earnings or other results. The Company’s management provided the Cash Flow Projections, the Liquidation Analysis and the Prior Projections to Houlihan Lokey in connection with its review of the Company in connection with rendering its fairness opinion to the Special Committee and to the Special Committee in connection with its evaluation of the Transactions. The Special Committee directed Houlihan Lokey to use and rely upon the Cash Flow Projections and the Liquidation Analysis for purposes of its analysis and opinion.

The Special Committee directed Houlihan Lokey not to use or rely upon the Prior Projections for purposes of its analyses or opinion, as the Company’s management and the Special Committee determined the Prior Projections, which assumed the Company would be able to obtain financing on terms satisfactory to the Company and in an amount sufficient to fund the Company’s operations, were no longer relevant or predictive of actual future results, given the Company’s financial and operating distress and severe liquidity issues, including, without limitation, the Company’s inability to obtain financing and the suspension of its CarZeus business. The Company is not including the Prior Projections in this Schedule 14D-9 because it believes disclosure of the Prior Projections would be confusing and potentially misleading to stockholders in light of the fact that the Company has concluded that the assumptions and estimates underlying the Prior Projections are no longer reasonable and, at the direction of the Special Committee, Houlihan Lokey did not use or rely upon the Prior Projections for purposes of its analyses or opinion.

The Cash Flow Projections and the Liquidation Analysis were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. Neither the Company’s independent auditors, nor any other independent public accounting firm have compiled, examined, or performed any procedures with respect to the prospective financial information contained in the Cash Flow Projections or the Liquidation Analysis nor have they expressed any opinion or given any form of assurance with respect to such information or their reasonableness, achievability or accuracy. The inclusion of the Cash Flow Projections and the Liquidation Analysis herein will not be deemed an admission or representation by the Company that they are viewed by the Company as material information of the Company. The Cash Flow Projections and the Liquidation Analysis should not be regarded as an indication that the Company, or any of its advisors or representatives, considered, or now considers, them to be necessarily predictive of actual future results. None of the Company or any of its advisors or representatives assumes any responsibility for the accuracy of this information.

The Cash Flow Projections and the Liquidation Analysis were based on information available at the time of preparation by the Company using a variety of assumptions and estimates. The assumptions and estimates underlying the Cash Flow Projections and the Liquidation Analysis may not be realized and are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies, all of which are difficult to predict and many of which are beyond the Company’s control. The assumptions and estimates used to create the information in the Cash Flow Projections and the Liquidation Analysis involve judgments made with respect to, among other things, general business, economic, regulatory, market and financial conditions, as well as factors specific to the Company, all of which are difficult to predict. The Cash Flow Projections and the Liquidation Analysis also reflect assumptions as to certain business decisions that do not reflect any of the effects of the Transactions, or any other changes that may in the future affect the Company or its assets, business, operations, properties, policies, corporate structure, capitalization and management. Accordingly, the Cash Flow Projections and the Liquidation Analysis constitute forward-looking information, and there can be no assurance that the assumptions and estimates used to prepare the information used in the Cash Flow Projections or the Liquidation Analysis will prove to be accurate, and actual results may materially differ.

Cash Flow Projections

The following table sets forth a summary of the Cash Flow Projections:

Week Beginning Week Ending	7/1/2022 7/7/2022	7/8/2022 7/14/2022	7/15/2022 7/21/2022	7/22/2022 7/28/2022	7/29/2022 8/4/2022	8/5/2022 8/11/2022	8/12/2022 8/18/2022
Change in Cash	123,791	(77,684)	609,445	(1,568,404)	(84,931)	1,109,517	356,913
Unrestricted Cash – Beginning Balance	2,620,277	2,744,068	2,666,383	3,275,829	1,707,425	1,622,494	2,732,011
Unrestricted Cash – Ending Balance	2,744,068	2,666,383	3,275,829	1,707,425	1,622,494	2,732,011	3,088,925

Week Beginning Week Ending	8/19/2022 8/25/2022	8/26/2022 9/1/2022	9/2/2022 9/8/2022	9/9/2022 9/15/2022	9/16/2022 9/22/2022		9/23/2022 9/29/2022	9/30/2022 9/30/2022
Change in Cash	(2,170,233)	404,503	70,115	(59,087)	(1,363,233)		461,595	147,788
Unrestricted Cash – Beginning Balance	3,088,925	918,691	1,323,194	1,393,309	1,334,222		(29,011)	432,584
Unrestricted Cash – Ending Balance	918,691	1,323,194	1,393,309	1,334,222	(29,011)	(i)	432,584	580,372

(i)

While the Company's cash position was projected to temporarily rise in the last week of September 2022 due to the timing of monthly payables and receivables, the Company believes it would need to liquidate or seek protection under the U.S. bankruptcy laws before that time as a result of the Company's negative cash balance in the third week of September 2022 and continuing operating losses.

Liquidation Analysis

The following table sets forth a summary of the Liquidation Analysis:

(dollars in millions)		Recoverability Estimate		Liquidation Value
	Balance Sheet as of 6/30/2022	Low	High	Low	High
Sources of Cash
Cash and Cash Equivalents	$2.816	100.0%	100.0%	$2.816	$2.816
Accounts Receivable	$10.016	50.0%	85.0%	$5.008	$8.514
Other Current Assets
Employee Retention Credit	1.750	100.8%	100.8%	1.763	1.763
Tax Receivables	0.227	50.0%	100.0%	0.113	0.227
Undeposited Funds	0.000	100.0%	100.0%	0.000	0.000
Prepaid Expenses	0.980	0.0%	0.0%	0.000	0.000
Total Other Current Assets	$2.957			$1.877	$1.990
Long-Term Assets
Office Related Fixed Assets, Net Depreciation	0.392	5.0%	25.0%	0.020	0.098
Trademarks & Tradenames, Net	2.307			2.000	4.000
Other Long-Term Assets	5.936	0.0%	0.0%	0.000	0.000
Total Long-Term Assets	$8.635			$2.020	$4.098
Total Sources of Cash				$11.720	$17.417

(dollars in millions)		Recoverability Estimate		Liquidation Value
	Balance Sheet as of 6/30/2022	Low	High	Low	High
Uses of Cash
Wind Down Costs	Avg $ / Week
Employee Related Costs	(0.330)	4 Weeks	2 Weeks	(1.320)	(0.660)
Wind Down Costs	(0.001)	24 Weeks	12 Weeks	(0.240)	(0.120)
Professional Fees	(0.500)	200%	100.0%	(1.000)	(0.500)
Total Administrative Costs				$(2.560)	$(1.280)
Secured Claims
Repayment of CIT	(4.743)	100.0%	100.0%	(4.743)	(4.743)
Accrued Expenses and Interest	(0.042)	100.0%	100.0%	(0.042)	(0.042)
Total Secured Claims	$8.635			$(4.785)	$(4.785)
Unsecured Claims
Estimated Executive Severance(i)	(4.050)			(4.644)	(3.288)
Other Unsecured Claims	(12.919)	100.0%	100.0%	(12.919)	(12.919)
Total Unsecured Claims	$(16.969)			$(17.564)	$(16.208)
Total Uses of Cash				$(24.909)	$(22.273)
Net Proceeds Available For Distribution				$(13.189)	$(4.856)
(i)

Executive severance would be limited to a maximum of one year of compensation. The estimated range of $3.3 million to $4.6 million gives consideration as to whether bonus amounts are considered compensation.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AUTOWEB, INC.

Date: August 23, 2022	By:	/s/ Glenn E. Fuller
		Name:	Glenn E. Fuller
		Title:	Executive Vice President, Chief Legal Officer and Secretary